

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 29, 2020

Corey Lambrecht
Chief Financial Officer
SinglePoint Inc.
2999 North 44th Street, Suite 530
Phoenix, AZ 85018

> **Re: SinglePoint Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2019**
> **Filed March 31, 2020**
> **Form 8-K Filed March 9, 2020**
> **File No. 0-53425**

Dear Mr. Lambrecht:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2019

Item 9A. Controls and Procedures
Management's Annual Report on Internal Control over Financial Reporting, page 17

1. Please revise to include a statement as to whether or not internal control over financial reporting is effective. Refer to Item 308(a)(3) of Regulation S-K.

Item 8. Financial Statements and Supplementary Data
Note 2 - Basis of Presentation and Summary of Significant Accounting Policies, page F-6

2. Please disclose the nature of expenses included in the cost of revenue line item.

Revenues, page F-7

3. Please expand your revenue recognition policy to describe the nature of your Direct Solar America, Hemp, Mobile Web Credit Card Gateway, ShieldSaver, SingleSeed and DIGS revenues and disclose sufficient information for each to enable users of the financial statements to understand the nature, timing, and uncertainty of revenue and cash flows arising from contracts with customers. Refer to ASC 606-10-50. Please also tell us your consideration of disclosing revenues for Direct Solar America, Hemp, Mobile Web Credit Card Gateway, ShieldSaver, SingleSeed and DIGS pursuant to ASC 606-10-50-5.

Note 3 - Investments, Acquisitions and Goodwill, page F-10

4. Reference is made to the May 14, 2019 acquisition and the Form 8-K filed July 31, 2019 that included Direct Solar's audited financial statements as of December 31, 2018 and from inception to December 31, 2018. Please amend this Form 8-K to include Direct Solar's unaudited financial statements as of and for the three months ended March 31, 2019 and pro forma financial information. Refer to Item 9.01 of Form 8-K and Rules 8-04 and 8-05 of Regulation S-X.

5. We note you have recognized the entire purchase price of the Acquired Assets to goodwill based on the workforce acquired. Please explain to us how you determined the acquisition was a business combination and revise your disclosure to clarify, if true, the 2019 Asset Acquisition was a business combination. Refer to ASC 805-10-55.

Form 8-K Filed March 9, 2020

Exhibit 99.1, page 4

6. Reference is made to your disclosure of expected gross bookings and gross revenue. Please tell us and in future filings disclose the definition of each and clarify which period(s) these projections are for.

You may contact Adam Phippen at (202) 551-3336 or Donna Di Silvio at (202) 551-3202 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services